[redacted]

SECUR 02021213 MMISSION

RECEIVED MAR 01 2002 PROCESSING 365 SECTION WASH. D.C.

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SEC FILE NUMBER
8-44508

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 270
(No. and Street)

Heathrow	Florida	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. McGrew 407-333-2905
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

390 North Orange Avenue, Suite 2400	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles R. McGrew, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Group Securities, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Ginger D Presley
My Commission DD082658
Expires January 08, 2006

Ginger D Presley
Notary Public

Charles R McGrew
Signature

General Counsel and Chief Compliance Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash FLows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Bank of America
Suite 2400
390 North Orange Avenue
Orlando FL 32801-9865
Telephone (407) 236 0550
Facsimile (407) 236 5149

Report of Independent Certified Public Accountants

To the Board of Directors
Newport Group Securities, Inc.
Heathrow, Florida

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Newport Group Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 13, 2002

Newport Group Securities, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$	804,403
Receivables		1,363,488
Prepaid assets		23,810
	$	2,191,701

Liabilities and Stockholders' Equity

Accrued commissions	$	460,390
Other current liabilities		514,211
Total liabilities		974,601
Commitments and contingencies (Notes 4 and 5)		
Stockholders' equity:		
Common stock, par value $1.00 per share; 2,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		11,067
Retained earnings		1,205,933
Total stockholders' equity		1,217,100
	$	2,191,701

The accompanying notes are an integral part of these financial statements.

Newport Group Securities, Inc.
Statement of Income
Year Ended December 31, 2001

Revenues:	
Commission income	$ 7,167,552
Administrative fee income	31,782
Interest income	39,622
	7,238,956
Expenses:	
Commissions	3,093,587
Professional services	63,238
Regulatory dues and assessments	42,713
Management fees	2,017,348
Other operating expenses	4,722
	5,221,608
Net income	$ 2,017,348

The accompanying notes are an integral part of these financial statements.

Newport Group Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances, January 1, 2001	$ 100	$ 11,067	$ 688,585	$ 699,752
Shareholder distributions, at $5,000 per share	-	-	(1,500,000)	(1,500,000)
Net income	-	-	2,017,348	2,017,348
Balances, December 31, 2001	$ 100	$ 11,067	$ 1,205,933	$ 1,217,100

The accompanying notes are an integral part of these financial statements.

Newport Group Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 2,017,348
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables	(395,458)
Increase in prepaid assets	(3,518)
Decrease in accrued commissions	(41,195)
Increase in other current liabilities	255,858
Total adjustments	(184,313)
Net cash provided by operating activities	1,833,035
Cash flows from financing activities:	
Shareholder distributions	(1,500,000)
Net increase in cash	333,035
Cash at beginning of year	471,368
Cash at end of year	$ 804,403
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies:

Nature of Business
Newport Group Securities, Inc. (the "Company") is a limited broker/dealer with its marketing and sales activities devoted exclusively to variable life insurance, annuities and mutual funds. The Company's target clients for these products are financial institutions, utilities, Fortune 500 corporations, large private companies and certain high net worth individuals. The Company's marketing and sales activities are conducted on a nation-wide basis, and the variable insurance and annuity based products are underwritten by major life insurance companies. In addition, during 2001 the Company was authorized by the Securities and Exchange Commission to operate as a registered investment advisor, which allows the Company to act in an investment advisory capacity. The Company expects to undertake such activities starting in 2002.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Broker/dealer transactions (and related commission revenue and expenses, if applicable) are recorded when the underwriters notify the Company that related premiums were collected. Any adjustments to commissions which may result from cancellations or other issues are recorded in the period such are determined to be necessary (Note 5).

Income Taxes
The Company has elected to be treated as an "S" Corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholders and not the Company.

2. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("{Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as defined, of $290,862, which is $225,889 in excess of its required net capital of $64,973. At December 31, 2001, the ratio of aggregate indebtedness to net capital was 3.35 to 1.00.

3. Membership in Securities Investor Protection Corporation (SIPC):

The Company is excluded from membership in the SIPC under the provisions of Section 3(a)(2)(A)(ii) of the Securities Investor Protection Act as their business consists exclusively of transactions relating to variable life insurance and annuity products.

4. Related-Party Transactions:

The Company entered into a management agreement with Newport Group, Inc., a company with common shareholders, on January 1, 2000. The term of the agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. A monthly management fee equal to 50% of the Company's prior month's net income, as defined, is payable in arrears. During 2001, the Company incurred $2,017,348 in management fees, of which $486,274 is included in other current liabilities.

5. Contingencies:

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. There has been no chargeback expense incurred to date by the Company.

Subsequent to December 31, 2001, management became aware of one customer's intention to terminate certain contracts which may result in a chargeback to the Company. Management estimates the maximum chargeback to the Company would be approximately $75,000; no amount has been accrued for this contingency in these financial statements.

SUPPLEMENTARY DATA

Newport Group Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001 — Schedule I

Net capital:	
Stockholders' equity, per statement of financial condition	$ 1,217,100
Total capital and allowable subordinated liabilities	1,217,100
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable, net of accrued commissions	902,428
Prepaid assets	23,810
	926,238
Net capital	$ 290,862
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from the statement of financial condition	$ 974,601
Total aggregate indebtedness	$ 974,601
Computation of basic net capital requirement:	
Minimum dollar net capital required	$ 64,973
Net capital in excess of minimum required by SEC Rule 15c3-1(a)	$ 225,889
Ratio of aggregate indebtedness to net capital	3.35 to 1.00
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 551,868
Audit adjustment to accrue management fees payable	(261,006)
Net capital per above	$ 290,862

See accompanying Report of Independent Certified Public Accountants.

The Company is not required to file the above schedules as it claims exemption from Rule 15c3 under Paragraph (k)(2)(i) of the Rule.

See accompanying Report of Independent Certified Public Accountants.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Bank of America
Suite 2400
390 North Orange Avenue
Orlando FL 32801-9865
Telephone (407) 236 0550
Facsimile (407) 236 5149

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Newport Group Securities, Inc.
Heathrow, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Newport Group Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

To the Board of Directors
Newport Group Securities, Inc.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

To the Board of Directors
Newport Group Securities, Inc.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 13, 2002

Newport Group Securities, Inc.

Financial Statements and Supplementary Data Year Ended December 31, 2001

These financial statements and schedule should be deemed confidential pursuant to Rule 17a-5 subparagraph (e)(3)

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